                                                                  EXHIBIT (c)(3)


(302 477-2132)
lawrence.a.hamermesh@law.widener.edu


                              September 13, 2001

Mr. Ernest Bacon
224 Fourth Avenue South
Franklin, TN 37064

     Re:  Special Committee of PhyAmerica Physician Group, Inc.

Dear Mr. Bacon:

     I understand that you are acting as a special committee of the Board of Directors of PhyAmerica Physician Group, Inc., a Delaware corporation ("PhyAmerica"), to evaluate a proposal by Dr. Steven M. Scott ("Scott") to acquire all outstanding shares of PhyAmerica not currently held by him (the "Offer"). I also understand that a suit is currently pending in the United States District Court for the Middle District of North Carolina, styled Bosco et al. v. Scott, et al., C.A. No. 1:00cv901 (the "Bosco Action"), in which claims (principally alleging breach of fiduciary duty by Scott and other directors of PhyAmerica) are asserted challenging the Offer and various actions of the defendants during the period from 1996 to the present. The claims directed to defendants' actions preceding the Offer (the "Derivative Claims") primarily assert wrongs and injury to PhyAmerica.

     It has been asserted that in assessing the value of PhyAmerica for purposes of evaluating the Offer, the value (if any) of the Derivative Claims should be taken into account. I have been retained to assist in evaluating the Derivative Claims, and I
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submit this letter to convey my evaluation of those claims. The experience I bring to bear in conducting this evaluation is reflected in large part in my resume, which is attached to this letter as Exhibit A. The factual basis for my evaluation is derived primarily from documents and other information gathered by Robert Unterberger, Esquire, whom I selected to conduct a review of the allegations and facts underlying the Derivative Claims. Mr. Unterberger's resume is attached to this letter as Exhibit B. Mr. Unterberger has reviewed pleadings in the Bosco Action, numerous documents relating to the Derivative Claims, and indices of documents produced in discovery in the Bosco Action. He has also interviewed a number of officers and directors of PhyAmerica (a list of documents reviewed and persons interviewed by Mr. Unterberger is attached to this letter as Exhibit C). In addition, I invited counsel for plaintiffs in the Bosco Action to supply information to me bearing on the evaluation of the Derivative Claims, although they did not submit any information in response to that invitation.

     I explain below the process and perspective Mr. Unterberger and I have employed in gathering information and evaluating the Derivative Claims. The evaluation submitted in this letter is not and could not possibly be equivalent to the results of a trial after full discovery (based upon complete document production, depositions of fact witness and expert testimony). In the context of a sale of PhyAmerica, either to a third-party or to a director or stockholder or affiliate, no purchaser in my opinion could or would effectively evaluate the Derivative Claims in the manner equivalent to a full-blown trial on the merits. The factual investigation and legal analysis underlying my evaluation of the Derivative Claims, then, is necessarily and appropriately incomplete; such
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incompleteness is what one would expect in any evaluation of pending litigation claims prior to trial, particularly where, as here, the evaluation occurs even prior to the resolution of threshold motions to dismiss one or more claims. In fact, I believe that the appropriate perspective from which to assess the value of the Derivative Claims is the perspective of determining their immediate settlement value, as judged by a prospective purchaser of PhyAmerica who would be called upon to pay cash for that settlement value, and who would have reference only to facts reasonably available without resort to legal process (subpoenas and other discovery methods).

     With this perspective in mind, I have adopted the following approach to evaluating the Derivative Claims. First, I have reviewed the Verified Amended Class Action Complaint in the Bosco Action (the "Complaint") and attempted to identify the Derivative Claims. Second, I have asked Mr. Unterberger to gather information pertinent to an evaluation of each of those claims. Third, I have attempted to identify the legal standards that would apply at a trial of the Derivative Claims. Fourth, and with the facts and legal standards in mind, I have attempted to estimate the overall likelihood of success at trial on the Derivative Claims (a necessarily subjective attempt, made particularly imprecise and volatile because it appears that the Bosco Action would be tried to and decided by a jury). Fifth, for the Derivative Claims which I have concluded have a reasonably significant likelihood of success, I have attempted to estimate the likely recovery or range of recoveries in the event that the claims were successfully established at trial. Sixth, I have calculated a weighted value of such claims (by multiplying the likelihood of success by the likely recovery or range of recoveries).
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Seventh, I have subtracted from the aggregate of such weighted values an estimate of out of pocket costs associated with the potential recoveries that would likely be incurred by PhyAmerica (including plaintiffs' attorney's and expert's fees and expenses). Finally, I have attempted to reduce the expected value of the Derivative Claims derived by means of the foregoing steps by a discount factor necessary to arrive a present value of any anticipated recovery on the claims (this last step is explained in more detail below).

     My evaluation of the Derivative Claims in the manner described above has resulted in a determination that they should be valued at $2,010,000 in the aggregate, or about $0.045 per outstanding share of PhyAmerica stock (43,994,987 as of July 31, 2001).

     In my evaluation I have found it useful to address the Derivative Claims in four categories:

     1. Claims relating to the settlement of litigation between Scott and PhyAmerica and the reimbursement of proxy contest expenses (as well as the issuance of convertible preferred stock on June 9, 1997) [Complaint (P)(P)44-46];

     2. Claims relating to sale of PhyAmerica operations and assets to Scott affiliates ((P)(P)51-60);

     3. Claims relating to miscellaneous transactions between Scott affiliates and PhyAmerica (liability insurance, jet lease, real estate subleases, and use of PhyAmerica employees) ((P)(P)62-63);
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                                                                               5

     4. Claims relating to the relationship with National Century Financial Enterprises, Inc. ("NCFE"), including its role in financing the acquisition of Sterling Healthcare Group, Inc. ("Sterling") in 1999 ((P)(P)69-98).

My evaluation of these categories is set forth below.

Proxy Contest Aftermath (##1, 2, & #3)

     The Complaint challenges PhyAmerica's reimbursement of Scott's litigation and proxy contest expenses, in late 1996 and early 1997. The facts alleged by the Complaint relating to these actions are set forth in much greater detail in the Form 8-K filed by PhyAmerica on February 5, 1997. Without examining the underlying merits of the settlements leading to these reimbursements and related stock issuances, I have nonetheless concluded that these claims are almost certainly barred by the applicable statute of limitations: under Delaware law, claims of breach of fiduciary duty must be brought within three years after the later of occurrence or disclosure of the material underlying facts. In this case, the first complaint in regard to the proxy contest reimbursements was not filed until March 23, 2000, over three years after the disclosure of the underlying facts. Accordingly, I do not attach any significant value to the Derivative Claims relating to the reimbursement of Scott's proxy contest and litigation expenses.

     The June 9, 1997 issuance of convertible preferred stock to Scott, however, occurred within the statute of limitations period. The directors who approved the issuance (on June 3, 1997) were largely employees of PhyAmerica or its subsidiaries, and it does not appear that any special committee of independent directors was
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                                                                               6

established to determine and negotiate the terms of the stock issuance. Ordinarily, then, I would expect that Scott and the directors would be required to establish the "entire fairness" of the issuance.

     In this instance, I believe that there is a strong probability that Scott would be able to make that showing, since there is strong evidence that the timing, purpose, initiation and disclosure of the transaction were reasonable and attributable to disinterested motives, and that the economic terms of the transaction were quite fair to PhyAmerica. Scott and his affiliates invested $10 million in cash in exchange for the shares (1 million shares of Series C preferred stock, at $10 per share). The impetus for the issuance appears to have been the need for an equity infusion as an externally imposed condition to an overall refinancing of PhyAmerica's indebtedness. The principal economic aspect of the preferred stock - its convertibility into common stock at the ratio of 1 to 10 - appears reasonable in light of the prevailing market price of PhyAmerica stock at the time of issuance ($0.975 per share). Finally, that key element of the Series C Preferred Stock - its convertibility into common stock - was subject to approval by PhyAmerica stockholders. It is true that in light of Scott's ownership of PhyAmerica voting stock such approval was a foregone conclusion, but in fact the proposal was approved by 78.4% of the shares voting, and by 60.1% of the shares not held by directors and officers of PhyAmerica.

     The principal factual allegation in the Complaint that calls the June 1997 stock issuance to Scott into question is the assertion that the preferred stock was actually issued to Scott earlier in the year, at a time when the common stock was trading at
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levels significantly higher than $0.975 per share. The assertion is therefore that the PhyAmerica stockholders' approval was premised upon misleading information and cannot have any validating effect. I have found no evidence, however, to support the assertion that the Series C Preferred Stock was issued earlier in 1997. Accordingly, I do not attach any significant value to the claim relating to the issuance of Series C Preferred Stock to Scott in June 1997.

Sales of Assets to Scott Affiliates (##4-8)

     Introduction

     There are several claims of breach of fiduciary arising out of sales of PhyAmerica business units and assets to entities affiliated with and controlled by Scott. I saw no evidence of the use in these transactions of procedural measures, such as reference to a special committee of independent directors, that would lead a court to apply a deferential standard of review or place the burden of proving unfairness upon the plaintiffs attacking the transactions. I expect, therefore, that the transactions would be evaluated under the "entire fairness" standard of review, in which the defendants must establish fair economic terms and fair dealing, or procedural fairness.

     There are elements in the asset sale transactions that would help establish fair dealing. The sales ostensibly served significant corporate purposes, namely the elimination of loss-generating assets, the avoidance of further capital contributions to such assets and the generation of operating financing. Also notable in regard to the procedural fairness of the transactions are the receipt of independent investment banking fairness opinions (in the IPN and DHP sales), the provisions for a post-
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                                                                               8

agreement market check (in which PhyAmerica retained the right to seek a third party purchaser for the assets and gain some or all of any incremental price improvement), and provisions for adjustment of the purchase price depending upon post-transaction performance of the assets (such as receivables collection). And of course, these transactions were all approved by the Board of Directors after presentations by Scott or other corporate officers. Finally, while the various challenged transactions were not submitted to a vote of stockholders, the Company's proxy statements and other public filings disclose many if not all of the material facts associated with the transactions.

     The efficacy and integrity of these procedures to assure the fairness of the transactions, however, are difficult to assess. For example, a post-agreement market check in which Scott retained the right to match a higher subsequent bid and keep the assets is clearly less effective and corroborative of fairness than an unfettered market check. Likewise, it does not appear that the Company actively sought to exploit the potential benefit of the post-agreement market check provisions, by continuing to seek independent purchasers after closing with Scott. Moreover, while fairness opinions from independent investment bankers offer some assurance of substantive fairness, they are not a strong assurance.

     May 1997 Sales of Clinics and Receivables

     The first set of challenged sales were the disposition of certain clinics and receivables in May 1997. The clinics were outside of PhyAmerica's core business, and had been left over after a previous disposition of assets to Humana. The Plaintiffs in the Bosco Action allege that there was no effort to shop these assets prior to their sale to a
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                                                                               9

Scott affiliate, but it appears to the contrary that efforts spanning some six months resulted in no alternative bidder for the clinics, all but one of which were losing money. (The one profitable clinic had elicited one purchase offer, for $500,000, that was never consummated, apparently due to the purchaser's delay). The plaintiffs also allege that no effort was made to obtain a fairness opinion in connection with the sale, but the purchase price was determined by a third party appraiser. The purchase agreement in question gave PhyAmerica a 12-month call option permitting it to sell the clinics to a third party, after payment to the Scott affiliate of its purchase price plus a 12% return on investment plus any post-closing capital contributed, and less any interim distributions or asset sale proceeds. In light of these circumstances, I do not attach any material value to the claim relating to the May 1997 sale of clinics.

     Concurrently with the sale of clinics, a Scott affiliate acquired receivables at a purchase price based on an expected collection value of about $800,000. According to Section 1.3 of the receivables purchase agreement, however, the purchase price was subject to adjustment based on post-closing performance of the receivables, and it was ultimately reduced by about $571,000. I have found no evidence that the reduction reflected anything other than poor collection history, or that the purchaser (the Scott affiliate) obtained any benefit from the purchase of the receivables. I have therefore not attributed any value to the claim relating to the May 1997 sale of receivables.

     IPN Sale

     The next challenged transaction is the disposition of Integrated Provider Networks, Inc. and certain other operations (collectively "IPN") on December 31, 1997.
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                                                                              10

IPN had not been profitable before its sale to a Scott affiliate. The sale was preceded by efforts by Advest to solicit bids for the assets: 21 potential purchasers were contacted, nine expressed some interest, four negotiated term sheets, one unsolicited offer emerged, and competing bids were raised. Advest rendered a fairness opinion to the Board of Directors of PhyAmerica in connection with its approval of the sale. The purchase price of $10.1 million ($5 million in cash and a $5 million promissory note, along with a receivable of $100,000) was subject to adjustment with respect to performance of receivables associated with the purchased businesses. As with the May 1997 clinics sale, the IPN purchase agreement allowed PhyAmerica a 12-month call option on the assets sold. I therefore do not attach any material value to the claim involving IPN, to the extent that it is based upon a failure to obtain a fair overall purchase price for the assets. The fact that as of the end of 1999 IPN was losing money at the rate of $1 to $1.5 million annually, even after equity infusions of $3 million or more, tends to corroborate this determination.

     In the Bosco Action, however, the plaintiffs have focused on the fact that the purchase price for IPN was reduced by an amount ($750,000) associated with the purchaser's assumption of a PhyAmerica lease obligation to a Scott affiliate. Advest's fairness opinion did not express any view with respect to the valuation of the lease obligation. That amount was determined, however, based upon a third party real estate appraiser's assessment of the value of the lease. I find no significant prospect that this purchase price reduction would give rise to a claim of any material value. The plaintiffs also note that additional purchase price reductions ($657,000) occurred. These
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                                                                              11

reductions were attributable to post-closing performance of the receivables, and were taken pursuant to the provision of the purchase agreement (Section 1.5(b)) that reduced the purchase price dollar for dollar to the extent that actual collections on the receivables fell short of stated value at the time of the closing (no reduction was to be taken if actual collections were within 5% of the stated value). I have inquired whether post-adjustment collections were signficant (since they arguably could and should have been credited to PhyAmerica), but it appears that the receivables in question were typically resolved within three months, so that any collections following the adjustment one year after closing were almost certainly minimal.

     Plaintiffs in the Bosco Action also question the sale of receivables (the Sunlife receivables) to a Scott affiliate at book value (just over $1 million) in exchange for a promissory note in that amount. More specifically, they again question the subsequent $688,000 reduction of the promissory note, based upon post-closing performance, suggesting that this reduction was taken merely because collections fell short by just 5%. In fact, however, as with the other receivables, the IPN purchase agreement (section 1.5(c)) provided for dollar for dollar reduction of the purchase price if and to the extent that actual collections on the Sunlife receivables fell more than 5% below book value. I have examined the possibility that post-adjustment collections should have been credited to the seller, and understand that any such collections did not likely exceed $100,000. Based on these facts, and recognizing the uncertainty that the adjustment agreement would be deemed ab initio to be a fair allocation of collection
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risk, I conclude that the claims relating to IPN and the Sunlife receivables have a value to PhyAmerica of $75,000 including prejudgment interest.

     DHP Sale

     PhyAmerica sold Doctors Health Plan, Inc. ("DHP") to a Scott affiliate on March 18, 1998, at a price of just under $6 million./1/ As with the May 1997 clinic sales and IPN, PhyAmerica retained a 12-month call option post-closing. As with IPN, Advest assisted PhyAmerica in conducting the sale, and Advest rendered an opinion that the financial terms of the transaction were fair to PhyAmerica. DHP had been losing money for some time, and operating losses were expected to continue. DHP had required a $2.6 million capital infusion in December 1997, and further capital contributions, necessary to preserve regulatory approval, were anticipated.

     Apparently questioning whether the purchase price should be taken at face value, plaintiffs in the Bosco Action have alleged that the cash portion of the purchase price (about $1 million) was loaned by PhyAmerica itself to DHP shortly before the transaction's closing. In fact, that amount (actually $993,532) was not loaned; rather, it was contributed by PhyAmerica to DHP immediately prior to the closing. This equity contribution, however, was compelled by the North Carolina insurance regulatory authorities, not unlike earlier required capital contributions by PhyAmerica, and in effect Scott reimbursed PhyAmerica for the amount of the contribution made at closing. In any event, both the directors and Advest were aware of this contribution in assesssing

-------------------
     /1/ As discussed below, the basic purchase price was $5 million, but an additional amount of almost $1 million was paid, essentially as reimbursement of a capital contribution made to DHP by PhyAmerica in connection with the closing.

the fairness of the transaction, since the discussion of the transaction in board meetings referred to a $5 million purchase price. While the Bosco Action plaintiffs note that Mitchell Berger, an independent director, resigned shortly after the DHP sale was completed, it appears that Mr. Berger expressed the view that the transaction was fair and only questioned why DHP had not been sold sooner./2/

     Plaintiffs in the Bosco Action also question the integrity of Advest's fairness opinion, noting in particular that the formal opinion was submitted on June 26 but effective as of March 18, 1998. I did not attach any sinister significance to the timing of the Advest formal opinion, for a number of reasons. First, Advest was continually advising the Board of Directors about the sale, and did ultimately supply the fairness opinion. Much more important in my judgment, however, is the fact that in the case of DHP there were significant post-closing efforts by Scott to find a buyer for DHP, which could have afforded PhyAmerica some benefit from any superior purchase price by virtue of its call option. Those efforts by Scott to sell DHP elicited just one offer, however, at a price below Scott's investment in DHP and with provisions that subjected him to post-closing capital calls in the event that target performance objectives were not reached. In fact, as it turned out, DHP's losses in 1997 and 1998 were $15 million and $12 million, respectively, and were $8 million for the first three quarters of 1999, even


---------------------------
     /2/ Mr. Berger subsequently expressed concern that the DHP transaction was not accounted for as a completed sale as of March 1998, and unsuccessfully moved that the promissory note for the balance of the purchase price become due upon demand. Since the note was ultimately paid in full in October 1998, however, it appears to me that Mr. Berger's economic concerns were substantially addressed.

after equity infusions of $20 million. In sum, I do not believe that any material value should be accorded to the claim with respect to the sale of DHP.

     HPSE

     On October 30, 1998, PhyAmerica sold Health Enterprises, Inc., owner of Healthplan Southeast, Inc. ("HPSE") to a Scott affiliate at a purchase price of $15 million, payable through direct assumption of current PhyAmerica liabilities in that amount. As with IPN, HPSE had been losing money and requiring infusions of capital, and further losses and capital infusions were anticipated to be required to maintain HPSE's operations. Similarly to the IPN, DHP and the May clinic sales, the purchase agreement afforded PhyAmerica a 12-month post-closing right to market HPSE and, depending upon time of sale, receive some or all of any incremental price improvement.

     The Complaint in the Bosco Action asserts that PhyAmerica did not shop HPSE to any third parties, but this assertion is incorrect. On behalf of PhyAmerica, Salomon Brothers Smith Barney sought out potential purchasers of HPSE in the spring of 1998 and obtained offers at levels in the range of $24-27 million.

     Because the defendants would bear the burden of establishing the entire fairness of the HPSE sale, the key issue in my judgment is why the sale price ultimately accepted was $9-12 million below the level of the offers received earlier in 1998. Several potential explanations can be identified. First, by October HPSE's estimated losses for the year had increased to $10 million, and cash contributions had become regular and necessary to comply with regulatory requirements. In addition, it appears that bidders which had made offers in June had withdrawn those offers by October;

apart from Scott, the one bidder still active at that time was Blue Cross Blue Shield ("BCBS")./3/ PhyAmerica stopped negotiations with BCBS, it is explained, because of BCBS' insistence upon contacting HPSE's members and providers, and it was felt that such contacts would adversely affect reenrollment of HPSE members and could undermine HPSE's ability to renew a critical contract with the State of Florida. By October 1998, moreover, it was felt that any significant delay in completing the HPSE sale would expose PhyAmerica to unacceptable losses and capital demands.

     The Complaint in the Bosco Action stresses that the Board of Directors of PhyAmerica never received a fairness opinion in connection with the HPSE sale. This allegation appears to be correct, despite apparent efforts to obtain such an opinion. The absence of a fairness opinion standing alone is only mildly troublesome, particularly if a transaction is the product of an ostensibly effective market check. What is somewhat troublesome in this case, however, is that no such opinion was obtained despite some efforts to secure one (although the minutes of the October 30, 1998 Board of Directors meeting recites the willingness of Salomon Brothers Smith Barney to render such an opinion if paid). Moreover, while there were considerable steps taken to secure an effective market check, there is substantial evidence that some prospect for competitive bidding was aborted by PhyAmerica, albeit for assertedly plausible and legitimate reasons.


---------------------
     /3/ One of the other bidders, AvMed, had complained about Salomon Smith Barney's handling of the due diligence process. Having reviewed the correspondence with AvMed, I am not convinced that AvMed's assertions have significant force. In any event, AvMed renewed its interest at the end of 1998, during the term of PhyAmerica's call option, but no agreement was reached.

     The Complaint in the Bosco Action also makes particular note that despite HPSE's previous losses, it reported positive income shortly after the sale to the Scott affiliate, and in a selling document prepared in 1999 HPSE was valued at $30 million. I do not attach material significance to either of these facts, however, in light of other post-closing developments. First, HPSE's losses overall continued unabated. HPSE lost $11 million in 1998, over $5 million in 1999, and over $9 million in 2000, and efforts by Scott to sell HPSE elicited no interest.

      Nevertheless, and on balance, I believe there is a significant possibility that Scott would be unable to establish the fairness of the HPSE sale. In estimating a range of recovery, it might make sense to compare the last BCBS offer to the actual purchase price: the nominal value of the BCBS offer was $25.5 million, although its offer required PhyAmerica to retain certain significant liabilities. Scott reported that the BCBS offer was equivalent to an offer in the range of $15-18 million, taking those liabilities into account. A summary sheet dated October 21, 1998 analyzes the BCBS bid, estimating "run off" costs remaining with Coastal of $7.8 million, leaving the BCBS bid valued at a net of $17.8 million. I find substantial support for this calculation, and conclude that it suggests a potential recovery of $3.7 million (including prejudgment interest)/4/ on the claim challenging the HPSE transaction.

     Recognizing that no scientifically accurate estimate can be made, and in light of all the information reviewed above, my judgment is that there is a 30% probability of a


-------------------------
     /4/  I have evaluated potential prejudgment interest based on the legal rate under Delaware law prescribed in 6 Del. C. (S)2301(a), i.e. 5% over the Federal Reserve discount rate prevailing at the time of the injury to be compensated.
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                                                                              17

recovery in the amount of $3.7 million on the claim challenging the HPSE sale, for an expected value, before deduction of associated costs and risk, of $1,235,000.

     I have found no evidence that any of the assets or operations purchased by Scott from PhyAmerica were subsequently resold at a profit; to the contrary, there is evidence, as reviewed above, that IPN, DHP and HPSE had substantial losses in the years following the sales to Scott affiliates, and efforts to sell these assets to a third party were notably unsuccessful. I have thus seen no evidence that a rescissory recovery/5/ would benefit PhyAmerica, and any recovery would in my judgment be limited to out of pocket damages./6/

Miscellaneous Conflict Transactions (##9-11, 14)

     As with the asset sales, I expect that the defendants (particularly Scott) would be obligated under Delaware law to establish the "entire fairness" of the other transactions between Scott affiliates and PhyAmerica, at least those as to which the statute of limitations did not expire. With respect to the subleases of office and other commercial space, I primarily examined the circumstances surrounding the Company's primary office space in Durham. That space (59,000 square feet) is subleased from a Scott affiliate at rates that appear somewhat higher (on the order of $1.00 - $1.50 per square foot) than the rates estimated by an independent real estate brokerage firm in April 2000, suggesting a range of potential recovery on this claim (covering about four years,


---------------------------
     /5/ I.e., where damages would be based on the purchaser's profit, less the benefit to the seller of the purchase proceeds.

     /6/ I.e., damages measured by the difference between an estimated fair price and the price actually paid.

from March 1997 to the present) of from $250,000 to $400,000. Scott would probably maintain that this differential is explainable by location or other physical attributes of the space actually leased, and by advantages of sharing facilities with other Scott affiliates from which economies of convenience may arise. Indeed, proof of such advantages may well be developed, although Scott would bear the burden of adducing such proof. Amounts spent by PhyAmerica on other subleases from Scott affiliates appear to have become relatively insignificant, involving only $286,000 in 1997 and just $33,000 in 1998, $73,000 in 1999 and $57,000 in 2000. On balance, I estimate that with a 50% likelihood of recovery on the claim involving subleases from Scott affiliates, the claim has an expected value, before costs but including prejudgment interest, of $200,000.

     With regard to the use of PhyAmerica employees to do work on behalf of other Scott affiliates, I note that this issue is not even pleaded in the Complaint, although it has been raised in a subsequent letter from plaintiffs' counsel. In any event, there is evidence that some effort is made to allocate such overhead so that the appropriate affiliate is charged. Thus, for example, PhyAmerica's 1997 proxy statement reports that during 1996 PhyAmerica received $124,000 for "certain computer, financial, statistical and other advice an services" provided to American Alliance Holding Company, of which Scott is the sole stockholder. While there may well be instances, perhaps many, in which PhyAmerica has borne an inappropriately large share of such overhead relative to other Scott affiliates, it does not appear that any claims associated with such instances would add any significant value to the overall value of the Derivative Claims.

     The Complaint challenges transactions with a Scott affiliate involving chartering and purchase of corporate jets. The evidence available to me indicates that fees for such chartering amounted to about $850,000 in 1995. While the Complaint points out that the Company purchased a jet in March 1995 and sold it at a loss soon thereafter, it fails to mention that the purchase was based upon a third-party appraisal, and the resale was at a loss of only $400,000 and occurred 13 months after the purchase, a time period in which that sort of minor fluctuation of jet prices is not at all surprising. In any event, all of this information is revealed in Scott's proxy solicitation material in 1996. Despite this disclosure, the Derivative Claims were not first asserted in court until March of 2000, so there is an overwhelming probability that claims in relation to the jet chartering and sale are barred by the statute of limitations. Therefore, it again appears to me that no material value can be attached to the claim in question.

     The claim asserting excessive payment for insurance premiums to Century American, a Scott affiliate, centers on the period from March 1997 (the statute of limitations date) through the end of 1998, when PhyAmerica obtained coverage from an unaffiliated insurer. That unaffiliated insurer offered coverage at a rate some $4.75 million below the rate offered by Century American, and it was a termination right in the Century American risk management agreement that permitted PhyAmerica to take advantage of that reduced premium. There was considerable evidence that PhyAmerica had been attempting for some time, through multiple insurance brokers, to locate and secure cheaper coverage on comparable terms and conditions, but that no cheaper alternative had been found until late 1998. Thus, the attempt to canvass the insurance market -- apparently a difficult one for coverage in the relevant area -- tends to corroborate the fairness of the arrangement with Century American, despite the lower rate ultimately obtained through the unaffiliated insurer. Still, for 1998 PhyAmerica was "captive" under the agreement with Century American unless it was able to find coverage more than 15% below the Century American premium cost. Accordingly, I estimate that there is a 25% potential for recovery of this 15% differential, applied for 21 months to total premiums for that period of approximately $28.5 million, yielding an expected value of the claim regarding premium payments to Century American of approximately $1,485,000, including prejudgment interest but before adjustment for costs and risk.

Relationship with NCFE (##12-13)

     Some of the allegations of the Complaint regarding NCFE are well founded, in the sense that the relationship is quite expensive for PhyAmerica. Unlike the other claims asserted, however, we have found no substantial evidence that the relationship with NCFE was initiated or continued as a result of any conflicting personal interest on the part of Scott or any other director or officer of PhyAmerica. The selection of NCFE by PhyAmerica appears to have been the product of a deliberate and disinterested review by PhyAmerica personnel and its Board of Directors. The directors received independent advice (from Advest) regarding the financing options available to it in early 1997, and considered the financing issue at a series of at least six board meetings. Eileen Haas, who administers the relationship with NCFE on behalf of PhyAmerica, is an impressive witness, and persuasively explained how PhyAmerica retains control of its accounting records, how reconciliations check any potential for "skimming," and how start-up problems in 1997 were resolved by year end. While the Complaint alleges that PhyAmerica passed up opportunities to recoup financing charges, my understanding derived from Ms. Haas is that this allegation is unfounded. The business judgment rule would almost certainly apply in full force to the claims related to NCFE, and there is no substantial likelihood of success on those claims.

     The Complaint asserts a further claim that in connection with acquisition of Sterling Healthcare Group, Inc. ("Sterling"), PhyAmerica paid an advisory fee of $1 million to NCFE that should have been borne in part by a Scott affiliate that at the same time acquired operations affiliated with Sterling. I consider this claim likely to be correct, and that the fees charged by NCFE (actually $3 million rather than $1 million as alleged) should have been allocated between PhyAmerica and the Scott-affiliated purchaser based on relative purchase prices (a ratio of about 70 to 3). There is an equitable argument to the contrary, in that without the Scott affiliate's willingness to acquire the remaining assets of Sterling's parent out of Chapter 11 bankruptcy proceedings, PhyAmerica would not have had the opportunity to acquire Sterling at all. Nonetheless, I believe there is substantial probability (which I estimate at 70%) that the Scott affiliate should have borne its pro rata portion of the advisory fee, and therefore attribute value of approximately $85,000 to the claim relating to the Sterling acquisition, including prejudment interest.

     Based on the evaluation of the foregoing categories of claims, I estimate that the potential recovery for PhyAmerica, weighted to take account of risk of lack of success, is $3,080,000. From this amount, I believe that it is appropriate to deduct fees and expenses that I would expect to be awarded to plaintiffs' counsel out of any recovery. Given the difficulties of proof and the complexity of the various claims, as well as the necessity for expert opinion in complex, overlapping fields (financing and health care), I believe that an award of 20% of the estimated recovery, plus expenses (including expert witness fees) of at least $100,000, is reasonable./7/ Therefore, I estimate that the Derivative Claims have an expected value of $2,365,000, representing an estimate of future value to PhyAmerica, adjusted for likelihood of recovery, and net of associated out of pocket costs.

     Having arrived at this expected value of the Derivative Claims, it is necessary to account for the delay in potential recovery that would inevitably result from litigation of the claims. I understand that any judgment on the Derivative Claims would not likely be entered for at least another 18 months. Thus, the assessment of the present value of the Derivative Claims to PhyAmerica must take into account the risk (in the sense of volatility) associated with recovery on the Derivative Claims. In this regard, the Derivative Claims should be recognized as having uncertainty and volatility considerably higher than more conventional assets like blue chip stocks, ordinary real estate or product inventory. Therefore, an estimate of the expected value of the Derivative Claims (that is, their potential value adjusted for merits and procedural risk and for


-------------------------
     /7/ Anticipated out of pocket costs of defense should also be subtracted. Since PhyAmerica has already paid defense costs in excess of the retention in its directors' and officers' liability insurance policy, however, it appears that such defense costs will likely be paid by the carrier in the future. I have made no attempt to estimate and account for other costs of defense, such as executive and staff time devoted to the litigation.

associated costs) is necessarily greater than the price a willing buyer would pay a willing seller for such assets. Although an appropriate adjustment of that expected value, to account for risk/volatility, can be firmly and precisely quantified only by reference to an established market for assets of the type in question (no such established market in fact exists), an adjustment of some significance must be made. Estimating that any final judgment on the Derivative Claims would not be entered for at least a year and a half into the future, and that the volatility risk of those claims would require an addition of at least 10% per year to any otherwise applicable discount rate associated with future cash flows owned by PhyAmerica, I believe that a downward adjustment of at least 15% should be appropriately applied to any positive value otherwise attributed to the Derivative Claims, to account for the risk/volatility associated with those claims.

     Applying that discount to the $2,365,000 estimate of the expected value of the Derivative Claims articulated above yields a bottom line estimate of $2,010,000 as the value of the Derivative Claims to PhyAmerica, which is equivalent to slightly over $0.045 per share of outstanding PhyAmerica stock.

                                             Sincerely,



                                             /s/ Lawrence A. Hamermesh
                                             Lawrence A. Hamermesh
cc:  Robert Unterberger, Esquire
     Samuel T. Wyrick, III, Esquire

                             LAWRENCE A. HAMERMESH
                       Widener University School of Law
                       4601 Concord Pike, P.O. Box 7474
                        Wilmington, Delaware 19803-0474
                             Phone: (302) 477-2132
                              Fax: (302) 477-2257
                 E-mail: Lawrence.A.Hamermesh@law.widener.edu


PERSONAL DATA:
Home address:
     126 Hitching Post Drive
     Wilmington, Delaware 19803
     (302) 479-9422

Date of birth:  June 14, 1952
Married: August 7, 1983, to Marion Yager Hamermesh
Children: Simon E., born 1984; Naomi Kate, born 1987

EDUCATION AND CAREER HISTORY:

Associate Professor, Widener University School of Law
     . 1994-present, teaching business organizations, corporate finance, securities regulation, mergers and acquisitions, equity/equitable remedies
     .    Adviser, Delaware Journal of Corporate Law

Morris, Nichols, Arsht & Tunnell
     Wilmington, Delaware
     .    Associate, 1976-1984
     .    Partner, 1985-1994

Yale Law School
     .    J.D., 1976
     .    Barristers' Union (trial practice) participant
     .    Yale Legislative Services

Haverford College
     .    B.A., 1973
     .    National Merit Scholar
     .    Magna cum laude, political science
     .    Phi Beta Kappa
     .    1971-1972, study at the University of Edinburgh,
          Edinburgh, Scotland
     .    Haverford/Bryn Mawr College Orchestra (violin)

                                   EXHIBIT A

Other Professional Qualifications and Background Information:

     Admitted to the Delaware Bar, 1976; United States Supreme Court, 1999

     Member, American Law Institute (elected 1999)

     Member, Corporation Law Council of the Delaware State Bar Association,
          1995 to present; Vice Chair, 2000-

     Member, Corporate Laws Committee, American Bar Association Business Law
          Section, 2001-

     Member, Delaware Supreme Court Mandatory Continuing Legal Education Review
          Committee, 1997-1999
     Member, Delaware Supreme Court Rules Advisory Committee, 1991-1994 Secretary, Delaware Board of Bar Examiners, 1983-1987

     Member, Board of Editors, Bank and Corporate Governance Law Reporter Member, Board of Editorial Advisers, Delaware Law Weekly

     Treasurer, Delaware Volunteer Legal Services, Inc., 1991-2000 Chairman, Lawyer Referral Service Committee of the Delaware State Bar Association, 1993-1998, 2001-

     Lecturer, University of Pennsylvania Law School, mergers and acquisitions, 1991-1993

Areas of Private Legal Practice

     Corporate counseling:  interpretation of and opinions concerning the
     --------------------
     Delaware General Corporation Law relating to mergers, dividends, meetings of stockholders, stock issuances, rights of preferred stockholders, corporate powers and authority, dissenters' rights, amendments to the certificate of incorporation and other corporate issues

     Corporate litigation: primarily in the Delaware Supreme Court and Chancery
     --------------------
     Court

          (i) defense of stockholder derivative and class actions based on alleged breaches of director and controlling stockholder fiduciary duties

          (ii) prosecution and defense of corporate stock valuation (dissenters' rights) litigation (for Salomon Brothers Inc, Bear Stearns & Co., Getty Oil Co., among others)

          (iii) takeover-related litigation (preliminary injunction and other challenges to defensive actions allegedly in violation of fiduciary duties; stockholder election review proceedings; actions claiming violation of disclosure obligations under the federal securities laws)


          Participated in such litigation as Delaware counsel to:
          . Viacom, Inc. (in connection with merger with Paramount Communications, Inc.)
          . Time, Incorporated (in connection with tender offer by Paramount Communications, Inc.)
          . Stanley Stahl (in connection with the acquisition of Apple Bancorp, Inc.)
          . Revlon, Inc. (in connection with the acquisition by Pantry Pride, Inc.)
          . Gulf Corporation (in connection with the tender offer by Mesa Petroleum Co.)
          . Phillips Petroleum Co. (in connection with the tender offer by Mesa Petroleum Co.)
          . Consolidated Gold Fields (in connection with the tender offer by Ivanhoe Partners for Newmont Mining Corp.)

PUBLISHED WRITINGS

          Why I Do Not Teach Van Gorkom, 34 Georgia Law Review 477 (2000) Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?, 73 Tulane Law Review 409 (December 1998)
               Recipient of Volume 73 John Minor Wisdom Award for Academic Excellence in Legal Scholarship
               Selected as one of the ten best corporate and securities articles of 1999, 41 Corporate Practice Commentator 1453-1454
          "The Shareholder Rights By-Law: Doubts from Delaware," January/February 1997 Corporate Governance Advisor
          Calling Off the Lynch Mob: The Corporate Director's Fiduciary Disclosure Duty, 49 Vanderbilt Law Review 1087 (October 1996), reprinted in Corporate Practice Commentator (1996)
          Common Law Duties of Non-Director Corporate Officers (with A. Gilchrist Sparks, III), 48 BUS. LAWYER 215 (1992)
          "Appraisal Rights," chapter 36 of Drexler, Black and Sparks, DELAWARE CORPORATION LAW AND PRACTICE (Matthew Bender 1986)
          "Our Right to Bear Arms: A Response," Delaware Lawyer, Summer 1991

          "Defensive Techniques in Proxy Contests," Review of Securities &
               Commodities Regulation, May 23, 1990
          "Responding to Shareholder Demands in Derivative Litigation,"
               Insights, July 1988
          "The Director as Auctioneer - A Role of Choice, Not a Rule of Law,"
               Directors and Boards (Winter 1987)
          "Repurchases of Common Stock," chapter 69 of SECURITIES LAW TECHNIQUES
               (Matthew Bender)
          "The Reliance on Counsel Defense," Review of Securities and
               Commodities Regulation, December 18, 1985
          "Going Private Mergers After UOP," Review of Securities and
                                       ---
               Commodities Regulation, March 23, 1983



Continuing Legal Education (accompanying written materials in parentheses):

          13/th/ Annual Tulane Corporate Law Institute, Corporate Law Developments, 2001 ("Recent Delaware Corporate Law Cases," with David
          C. McBride and Christian Douglas Wright)

          Stockholder-Adopted By-Laws After Fleming, Committee Forum of the Committee on Business and Corporate Litigation, Business Law Section, American Bar Association, Atlanta, Georgia (moderator and program chair)

          The Next Century of Corporate Law: A Symposium on the Centennial of the Delaware General Corporation Law, Wilmington, Delaware 1999

          15th Annual M&A Lawyer Conference, Mergers and Acquisitions in 1998, Glasser LegalWorks Seminars, New York (1998) (Legal Developments panel)

          17th Annual Ray Garrett, Jr. Corporate and Securities Law Institute, Northwestern University School of Law, Chicago (1997) ("The Director's Fiduciary Disclosure Duty Under Delaware Law)

          University of Texas School of Law, 15th Annual Corporate Counsel Institute (1993) ("Corporate Law Update", with A.Gilchrist Sparks III, David G. Thunhorst, William M. Lafferty and Seth D. Rigrodsky)

          Practising Law Institute programs:

               28th Annual Institute on Securities Regulation (1996) ('Just Say No,' 'Just Say Later,' and Other Takeover Law Developments)

               The Proxy Machinery (1988, 1990) ("Charter and Bylaw Provisions and Other Actions Affecting the Conduct of Stockholder Meetings and Action by Written Consent," with Alan J. Stone)

               The New Delaware Takeover Statute (co-chair) (1988) ("New Section 203 of the Delaware General Corporation Law: An Analysis", with A. Gilchrist Sparks III, Kenneth J. Nachbar, Michael Houghton and Robert
          J. Valihura)

               19th Annual Securities Regulation Institute (1987)

               Officers' and Directors' Liability (chair) (1986) ("Reliance Upon Advice of Counsel in Defense of Actions Against Corporate Officers and Directors")

EXPERT WITNESS AND AMICUS CURIAE

          In re Request of the Governor, 722 A.2d 307 (Del. 1998) (appointed by the Court pro bono publico to advocate on appointments clause of the State Constitution)

          Goodrich v. E.F. Hutton Group, Inc., 681 A.2d 1039 (Del. 1996) (appointed by the Court to advocate on class action attorneys' fee award)

          California Public Employees Retirement System v. Felzen, et al., 119 S.Ct. 720, 142 L.Ed.2d 766 (1999) (amicus curiae in support of petitioner on issue of appellate standing in stockholder derivative actions)

          Worldspan, L.P. v. Abacus Distribution Systems Pte Ltd, et al., International Chamber of Commerce, International Court of Arbitration Case No. 9833/FMS (expert witness on fiduciary responsibilities of partners in a Delaware limited partnership)

          AMP Inc. v. Allied Signal, Inc., C.A. Nos. 98-4405, 98-4053, 98-4109
          (E.D.Pa. 1998) (expert witness on fiduciary responsibilities under Delaware law of bidder officers and directors as directors of target corporation)

          Onti, Inc. v. Integra Bank, 751 A.2d 904, 931-32 (Del. Ch. 1999)
          (expert witness on valuation of contingent claims including shareholder derivative claims)

OTHER AFFILIATIONS

          ACLU Delaware, Inc.,  President

          Wilmington Community Orchestra, violin

                            Robert Mark Unterberger
                                101 Norris Road
                             Wilmington, DE 19803
                                (302) 652-4941
                              unternet@excite.com

Legal Employment       Legal Writing Success, Wilm., DE                              2000-
                       Pres., Internet-based legal research & writing co.

                       Fox, Rothschild, O'Brien & Frankel, Wilm.                     1999-
                       Commercial litigation, class actions, trials, appeals

                       Grant & Eisenhofer, Wilm.

                       Commercial litigation, class actions, trials, appeals         1998-1999

                       Levin, Fishbein, Sedran & Berman, Phila.,  PA                 1991-1998
                       Commercial litigation, class actions, trials, appeals

                       Fineman & Bach, Phila.                                        1988-1991
                       Commercial litigation, class actions, trials, appeals

                       Fox, Rothschild, O'Brien & Frankel, Phila.                    Summer 1987

                       United States Attorney, Camden, NJ                            Summer 1986

Education              Boston College Law School, Newton, MA                         1985-1988
                       Articles Editor, Law Review; Moot Court

                       Tufts University, Medford, MA                                 1980-1984
                       B.A. Political Science, History Magna Cum Laude

                       London School of Economics, London, UK                        1983

Teaching               Widener University Law School, Wilmington                     1997-2000
                       Trial Advocacy & Legal Writing

                       Temple University Law School, Phila.                          1992-1997
                       Trial Advocacy & Legal Writing

Publications           Dunlap Hanna Civil Litigation Legal Forms, Mealy's
                       Litigation Reporting Service, American Lawyer
                       Media

                                   EXHIBIT B

                   DOCUMENTS REVIEWED BY ROBERT UNTERBERGER
                       IN CONNECTION WITH PREPARATION OF
                          REPORT TO SPECIAL COMMITTEE

Board Minutes

     (a)  2000 (Jan. 21, 26, 31; Feb. 2, 8; May 18; Jun. 21; Sept. 19; Nov. 8;
          Dec. 20)

     (b)  1999 (Jan. 14; Feb. 24, 28; Mar. 5, 21, 30; Apr. 7, 16; May 2, 10, 21;
          Jun. 24, 30; Jul. 2, 6, 7, 8, 29; Sept. 3; Nov. 8; Dec. 2, 8)

     (c)  1998 (Jan. 23, 28; Feb. 9; Mar. 1, 13; Apr. 13, 30; May 7; Jun. 7, 29;
          Jul. 15; Sept. 16; Oct. 22, 29)

     (d)  1997 (Jan. 7, 10, 21, 30; Feb. 12, 28; Mar. 14, 21; Apr. 7, 17, 21,
          28; May 2, 12, 14, 16, 20, 23, 27, 30; Jun. 2, 3, 4, 26; Jul. 3; Aug.
          6, 8, 22, 26; Oct. 13, 14, 20, 28, 31; Nov. 21, 25; Dec. 29, 30)

By-Laws (and Amendments thereto) of Coastal/PhyAmerica

Certificate of Incorporation of Coastal

Closing Documents (with various related documents)

     (a)  Clinics
     (b)  DHP
     (c)  HPSE
     (d)  IPN

Confidentiality Agreement

Depositions (Suggs, Podolsky)

E-Mail (various received from Dauchert)

Employee C.V.'s (various)

Employment Agreement (and Amendments thereto) of Dr. Scott

Forms

     (a)  10-K  (1996-2000)
     (b)  10-Q  (various March 1996-March 2001)

                                   EXHIBIT C

Indemnification Letters

Insurance Policies with Endorsement Pages

Legal Fees Incurred By PhyAm In Connection With Bosco Litigation

Lease Documents Re PhyAmerica Headquarters (w/ Broker's Opinion)

List of Coastal/PhyAmerica Directors

Notes of Meetings by RMU with PhyAmerica Employees (various)

  Pleadings (Bosco)

     (a)  Class Action Complaint
     (b)  NCFE's Motion to Dismiss
     (c)  NCFE's Opening Brief in Support of Motion to Dismiss
     (d)  Scott's Motion to Dismiss and to Strike
     (e)  Scott's Opening Brief in Support of Motion to Dismiss and to Strike
     (f)  Scott's Compendium of Unreported Cases
     (g)  Motion of Director Defendants to Dismiss and to Strike
     (h)  Opening Brief of Director Defendants to Dismiss and to Strike
     (i)  Appendix to Opening Brief of Director Defendants to Dismiss and to
          Strike
     (j)  Motion of Director Defendants to Transfer
     (k)  Plaintiff's Opposition to NCFE's Motion to Dismiss
     (l)  Plaintiff's Answering Brief in Opposition to NCFEs Motion to Dismiss
     (m) Compendium of Unreported Cases Cited in Plaintiff's Answering Brief in Opposition to NCFEs Motion to Dismiss
     (n) Plaintiff's Combined Opposition to Scott and Director Defendants' Motion to Dismiss and to Strike
     (o) Compendium of Unreported Cases Cited in Plaintiff's Plaintiff's Combined Opposition to Scott and Director Defendants' Motion to Dismiss and to Strike